Sentry Baby Products, LLC. 2015 Balance Sheet - Unaudited

Assets:	
Cash	$40,000.00
Inventory	$0.00
Total Current Assets	$40,000.00
Total Assets	$40,000.00
Liabilities and SE:	
Accounts Payable	
Retained Earnings	
Shareholders Equity	$40,000.00
Total Liabilities and SE	$40,000.00

Sentry Baby Products, LLC. 2015 Income Statement - Unaudited

Revenue	$0.00
COGS	$0.00
Gross Margin	$0.00
G&A	$0.00
Operating Income	$0.00
Net Profit	$0.00

Sentry Baby Products, LLC. 2015 Cash Flow - Unaudited

From Inception November 3, 2015 to December 31, 2015

Cash Flow from Operating Activities

Net Income

Adjustements to reconcile net loss to net cash used in operating activities:

(Increase)/Decrease in inventory

Cash Flow from Investing

Cash Flow from Financing

Equity Units Raised	$40,000.00
Cash at end of Period	$40,000.00

Sentry Baby Products, LLC. 2015 Statement of Changes in Equity - Unaudited

Balance at the beginning of the year:	$0
Capital contributed during the year:	$40,000.00
Profit for the year:	
Withdrawals by Owners:	$0
Balance at the end of the year:	$40,000.00

Sentry Baby Products, LLC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2016

NOTE 1- ORGANIZATION AND NATURE OF ACTIVITIES

Sentry Baby Products, LLC ("the Company") is a limited liability company organized under the laws of the State of Colorado. The Company has developed and sells the world's first only plush animal booster car seat, Guardimals™. Kids love to ride and stay safe in these seats with their familiar pal. The company manufactures and distributes them at retail to Walmart, BabiesRus and Amazon. Future toddler gear products are under development. For example, the company has developed a booster seat without fabric, so it is easy to clean and recently signed an agreement with eHi car rental company in China to offer the seats to rent with the car because they can keep them clean after each use.

The Company will conduct an equity crowdfund offering in 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Rent

The Company plans to occupy offices under a month to month lease that management considers an operating lease. Because the lease can be terminated with reasonable notice, there are no future minimum payments due under the lease agreement.

Income Tax

The Company is taxed as flow through partnership, with any income subject to taxation at applicable federal rates.

The Company is subject to an inventory Tax in the State of California where is warehouse operations are contracted.

Debt

The Company has a line of credit agreement with LSQ, inc, in the form of receivables financed There were [$0] borrowings against the line at November 9, 2017 of financials. The line bears interest at [24% APR].

Subsequent Events

The Company has sold over $100,000 Guardimals booster cars so far in 2017 and has agreed to some promotional opportunities with Walmart that should increase revenues. The company expects significant growth in 2018 from the introduction of the easy clean car seat to rental car companies.